328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
January 29, 2009
For Immediate Release
NR#09-05

Exploration Update
Twelve Drills Turning on MAG Properties

Drilling on five Mexican properties underway; part of $17 million exploration budget for 2009, including 55,000 metres of diamond drilling

Vancouver, BC…MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG or “the Company”) is pleased to provide an update on the Company’s 2009 exploration programs now underway. The Company has budgeted an aggregate $17.0 million in 2009 for the Juanicipio Joint Venture and high-priority targets on four of its wholly-owned properties in Mexico.  A 25,000 metre drilling program is scheduled for Juanicipio while a further 30,000 metres of diamond drilling is planned for the Company’s own projects.  President & CEO, Dan MacInnis, stated that “MAG is currently one the most active companies in the mineral exploration business.  We have over $50 million in the till and we plan to put those funds to good use. We are aggressively drilling to maximize shareholder value by advancing our 100%-owned properties up the value chain, as we have successfully done at Juanicipio.”

Juanicipio JV, Zacatecas State:  Four drills are turning at the Juanicipio Property (MAG 44%; Fresnillo plc 56%) as part of a planned 25,000 metre program for 2009.  Current drilling is testing the Valdecañas, Juanicipio and Encino veins.  Other targets will be tested later in the year. Drilling on the Valdecañas Vein continues to return high grades across strong widths in areas outside of those included in previously published resource calculations.  The closely spaced definition drilling program will contribute results for use in a new resource calculation due early 2009.  The property’s original discovery in 2003 on the Juanicipio Vein, one kilometre south of the Valdecañas Vein, has seen limited drilling (seven holes) to date.  In 2009 this vein will receive renewed focus with one drill now operating to test for deeper intersections below and west of earlier high grade intercepts. The new Encino Vein, a recently interpreted and separate north-dipping high-grade vein 200 metres above the south-dipping Valdecañas Vein, will be tested with a proposed 8,000 metres of diamond drilling in 2009.

100% MAG-owned properties

Cinco de Mayo, Chihuahua State:  MAG currently has three drills turning at Cinco de Mayo, where drilling is establishing district-scale extent and zoning of silver, lead and zinc mineralization in the “Jose Manto”.  Results continue to reveal a large Carbonate Replacement Deposit (CRD) system.  Most recent results include a high-grade 2.72 metre intercept returning 462 grams per tonne (g/t) (13.5 ounces per ton (opt)) silver, 10.06% lead and 13.62% zinc.  The drilling program is designed to search and test for the system’s source, with approximately 18,000 metres of diamond drilling planned for 2009.

Lagartos SE, Zacatecas State:  MAG is applying the same model used to make the Juanicipio discovery to seek bonanza-grade mineralization in the historic Zacatecas Silver District.  MAG currently has two drills turning within its 100%-owned Lagartos SE Claim Package, along the southeastern and northwestern extensions of the prolific Malanoche and Veta Grande vein systems.  These vein swarms provided a large proportion of the district’s historic production which totalled in excess of one billion ounces.  Until recently, a complex claim ownership structure prevented modern exploration in this camp. In addition, little mining in the Zacatecas district has ever extended below the water table, leaving good exploration potential at depth in many areas.

Sierra Ramirez, Durango State:  MAG completed consolidation of virtually all the claims in this historic, very high-grade CRD district in late 2008.  MAG has two drills currently turning on targets generated by three years of field work and a district-wide airborne magnetic-EM geophysical survey.  Sierra Ramirez lies along the principal trend of the Mexican CRD Belt between the famous Concepcion del Oro District (site of Goldcorp’s Peñasquito Mine) and the Platosa-Ojuela mining districts.  Historic production grades exceeded 100 opt silver from a series of mines working oxidized ore from surface to the water table, with no sulphides ever produced.  MAG’s initial drilling is focused on seeking primary sulphide mineralization and related intrusive sources below the water table along the strongest mineralized structures and beneath the projections of major historic ore bodies.

Salemex, Chihuahua State:  Salemex lies 35 kilometres north of Chihuahua City directly along the same regional geological features that localize the Santa Eulalia District (world’s largest known CRD and site of MAG’s Guigui Property) and MAG’s Cinco de Mayo project.  This property shows strong signs of both CRD and epithermal vein mineralization.  The eastern half of the property shows the typical central Chihuahua limestone hostrock sequence cut by an intrusion surrounded by marble pits and historic small oxidized skarn and CRD mines. The western half of the property is covered by volcanic rocks cut for over four kilometres by a 5 to 25 metre wide quartz vein showing classic epithermal textures and dotted with small mine workings.  Currently one drill is turning at Salemex; MAG’s drill targeting includes detailed geologic mapping and geochemical sampling supported by IP geophysics.  Both CRD and vein targets are being tested, and it is possible that the veins may grade into CRD once they pass into the underlying limestone section.

Qualified Persons:
Dan MacInnis, P.Geo., has acted as a qualified person as defined in National Instrument 43-101 for this disclosure and supervised and verified the preparation of the technical information in this release. Mr. MacInnis is not independent as he is the President, CEO and a director of MAG Silver Corp.

Dr. Peter Megaw, Ph.D., C.P.G., has acted as a qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a director and shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. The joint venture has outlined an initial inferred resource estimate of 237.8 million ounces of silver (see press release dated June 18, 2008).  MAG’s 44% interest equates to 104.5 million ounces of silver.  In addition to the silver resource the estimate also reports a total inferred resource of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes) (investors should refer to the June 18, 2008 press release for disclaimer information regarding resources). Fresnillo plc has made an unsolicited bid for all of the outstanding shares of MAG Silver. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.